 Exhibit 99.1

SunStream Bancorp Provides Senior Bridge Financing to Parallel

CALGARY, AB, Dec. 8, 2022 /CNW/ - SunStream Opportunities LP ("SunStream"), an affiliate of SunStream Bancorp Inc., a joint venture sponsored by SNDL Inc. (Nasdaq: SNDL) ("SNDL"), today announced the closing of a US$10 million bridge term loan ("Interim Bridge Loan") to Surterra Holdings Inc. d.b.a Parallel Brands, and certain affiliates, (collectively, "Parallel"). SunStream anticipates announcing further details in respect of its investment in Parallel in the first quarter of 2023.

The Interim Bridge Loan is fully financed by SunStream. The use of funds of the Interim Bridge Loan will be for general working capital purposes. The Interim Bridge Loan is being provided on a super-priority basis, with a 16% annual interest rate payable in kind, maturing in January 2023.

Parallel is a privately held, vertically integrated, multi-state cannabis company. Parallel has operations in five medical and adult-use markets under the retail brands of Surterra Wellness in Florida; goodblend in Texas and in Pennsylvania; New England Treatment Access (NETA) in Massachusetts, and a joint venture with the Cookies retail brand in Nevada. Parallel operates 50 store locations, and cultivation and manufacturing sites across the United States.

SunStream is a joint venture between SNDL and the SAF Group that leverages a strategic financial and operational partnership to target attractive risk-return opportunities in the cannabis industry in order to provide exposure to a broad portfolio of investments. Over the last two years, SunStream has deployed over US$400 million in loans to State licensed cannabis operators in the US, which include several multi-state operators.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on Nasdaq under the symbol "SNDL."

SNDL is the largest private sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, and Spiritleaf. SNDL is a licensed cannabis producer that uses state-of-the-art indoor facilities to supply wholesale and retail customers under a cannabis brand portfolio that includes Top Leaf, Sundial Cannabis, Palmetto, Spiritleaf Selects, Value Buds Big Bags and Grasslands. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

 For more information on SNDL, please go to www.sndl.com.

Sunstream Logo (CNW Group/Sundial Growers Inc.)

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SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2022/08/c6100.html

%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: Sundial Growers Inc.

CNW 07:00e 08-DEC-22